UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 2, 2004

                        Commission File Number: 001-32305

                                    CORPBANCA
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago Chile
                         ------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No    X
                                ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .
                                                 --------

     On November 2, 2004, Corpbanca issued a press release announcing the listing of its American Depositary Shares on the New York Stock Exchange on November 1, 2004. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


  Date:  November 2, 2004


                                   CORPBANCA


                                   By: /s/    Camilo Morales Riquelme
                                      -----------------------------------
                                      Name:   Camilo Morales Riquelme
                                      Title:  Division Manager - Planning and
                                              Development Control

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:

Exhibit      Description

99.1 Corpbanca press release, dated November 2, 2004, announcing the listing of Corpbanca's American Depositary Shares on the New York Stock Exchange on November 1, 2004.